Mail Stop 3561

December 8, 2009

Via Fax & U.S. Mail

Mr. Charles J. Stubbs
Chief Executive Officer
Primedia Inc.
3585 Engineering Drive
Norcross, Georgia 30092

   Re: Primedia Inc.
      Form 10-K for the year ended December 31, 2008
      Filed March 16, 2009
      File No. 1-11106

Dear Mr. Stubbs:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

        Sincerely,

        Linda Cvrkel
        Branch Chief